UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33679 / October 29, 2019

In the Matter of   :
                                                                   :
Mutual of America Life Insurance Company   :
Mutual of America Separate Account No. 2   :
Mutual of America Separate Account No. 3   :
Wilton Reassurance Life Company of New York   :
American Separate Account No. 2   :
American Separate Account No. 3   :
Mutual of America Variable Insurance Portfolios, Inc.   :
Mutual of America Capital Management LLC   :
                                                                   :
320 Park Avenue   :
New York, New York 10022   :
                                                                   :
(812-15033)   :
                                                                   :

ORDER UNDER SECTIONS 26(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 ("ACT")

Mutual of America Life Insurance Company ("Mutual of America"), Wilton Reassurance Life
Company of New York ("Wilton," and together with Mutual of America, the "Companies"),
Mutual of America Separate Account No. 2, Mutual of America Separate Account No. 3,
American Separate Account No. 2, and American Separate Account No. 3 (the "Separate
Accounts," and together with the Companies, the "Section 26 Applicants"); and Mutual of
America Variable Insurance Portfolios, Inc. ("Investment Corporation II") and Mutual of
America Capital Management LLC (the "Adviser," and collectively with Investment
Corporation II and the Section 26 Applicants, the "Section 17 Applicants") filed an application
on May 15, 2019 and amendments to the application on August 20, 2019 and September 27,
2019. The Section 26 Applicants requested an order pursuant to section 26(c) of the Act to
approve the substitutions of shares issued by certain investment portfolios for shares of certain
other investment portfolios ("Substitutions"). The Section 17 Applicants requested an order
under section 17(b) of the Act exempting them from section 17(a) of the Act to the extent
necessary to permit them to engage in certain in-kind transactions.

On October 2, 2019, a notice of the filing of the application was issued (Investment Company
Act Release No. 33654). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act, and with the general purposes of the Act.

Accordingly, in the matter of Mutual of America Life Insurance Company, et al. (File No. 812-15033),

IT IS ORDERED, under section 26(c) of the Act that the proposed Substitutions are approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary